UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Glaukos Corporation

(Exact name of registrant as specified in its charter)

Delaware	001-37463	33-0945406
(State or other jurisdiction	(Commission	(I.R.S. Employer
of incorporation)	File Number)	Identification No.)

229 Avenida Fabricante San Clemente, California	92672
(Address of principal executive offices)	(Zip Code)

Iana
Diana A. Scherer	(949) 367-9600
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in the form applies:

⌧      Rule 13 p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2020

Section 1 – Conflict Minerals Disclosure

Item 1.01Conflict Minerals Disclosure and Report

This Specialized Disclosure Report on Form SD of Glaukos Corporation (“Glaukos” or ”we” or “our”) for the reporting period from January 1, 2020 to December 31, 2020 is submitted to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (“Rule 13p-1”). Rule 13p-1 was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to “Conflict Minerals” as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (together with Rule 13p-1, the “Conflict Minerals Rule”).

The description of the Company’s reasonable country of origin inquiry (“RCOI”) process, the results of our inquiry, and the determination we reached as a result of the RCOI are included in the Company’s Conflict Minerals Report, attached as an exhibit to this Form SD.

This Form SD and our Conflict Minerals Report, filed as an Exhibit to this Form SD, are publicly available on Glaukos’ Internet website under the “Investors” heading, which can be reached through the following link: http://investors.glaukos.com/investors/corporate-governance/Corporate-Responsibility/default.aspx. The content of any website referred to in this Form SD or the related Conflict Minerals Report is included for general information only and is not incorporated by reference in this Form SD or the related Conflict Minerals Report.

Item 1.02Exhibit

The Conflict Minerals Report described in Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 2 – Exhibits

Item 2.01Exhibits

The following exhibit is filed as part of this report.

Exhibit No.	Description
1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GLAUKOS CORPORATION
(Registrant)

By:	/s/ Diane W. Biagianti
Name:	Diane W. Biagianti
Title:	Senior Vice President and General Counsel

Date: May 28, 2021